Exhibit 99.2

Stealth BioTherapeutics Corp

(the "Company")

notice of ANNUAL general meeting of the shareholders of the COMPANY

IMPORTANT

For shareholders wishing to join the meeting by teleconference please use the following connection information:

Dial the dial in code: 1-646-558-8656 and enter the Participant Code 656 421 2061 followed by the # key.

Additional local connection numbers for certain jurisdictions are set forth on Exhibit A annexed hereto.

Terms not otherwise defined in this notice shall have the meanings given to such terms in the Fifth Amended and Restated Memorandum and Articles of Association of the Company adopted on 25 January 2019 (the "Memorandum and Articles").

NOTICE is hereby given that an Annual General Meeting of the Shareholders of the Company will be held on July 14, 2021 via teleconference at 9 a.m., Cayman Islands time, for the purpose of considering and, if thought fit, passing the following ordinary resolutions.  In light of COVID-19 concerns, there will not be a physical meeting location, and shareholders will not be able to attend the meeting in person.  All references to “in person” shall mean “in person (via teleconference).”

Re-election of Class II Directors

1.

THAT, the below nominees be re-elected as Class II Directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the Memorandum and Articles:

(a)Dr. Francis Wen-Hou Chen; and
(b)Dr. Louis Lange.

Increase of Stealth BioTherapeutics Corp Authorised Share Capital

2.	THAT, the authorised share capital of the Company be increased:
(a)	FROM: US$360,000 divided into 1,200,000,000 ordinary shares of a nominal or par value of US$0.0003 each.
(b)	TO: US$480,000 divided into 1,600,000,000 ordinary shares of a nominal or par value of US$0.0003 each.

Other Matters to be Noted

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her place.  A proxy need not be a shareholder of the Company.  A form of proxy is attached.

To be valid, any proxy must be duly completed, signed and lodged, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, with Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands with a copy to Henry.Hess@stealthbt.com no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

Annexure:

Exhibit A.	Additional Local Connection Numbers

646 558 8656 (US Toll)

669 900 6833 (US Toll)

International numbers available: https://stealthbt.zoom.us/u/aMTQmsITv

By Order of the Board.

/s/ Reenie McCarthy
Director

Date: June 11, 2021

EXHIBIT A

ADDITIONAL LOCAL CONNECTION NUMBERS

Australia	+61 8 7150 1149 +61 2 8015 6011 +61 3 7018 2005
Canada	+1 647 558 0588
Cayman Islands	+1 345 769 1930
Hong Kong, China	800 906 780
Switzerland	+41 43 210 71 08 +41 31 528 09 88 +41 43 210 70 42

Followed by, in each case, the participant code 656 421 2061 followed by the # key.

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